Gibson, Dunn & Crutcher LLP

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Evan M. D’Amico

Direct: +1 202.887.3613

Fax: +1 202.530.4255

EDAmico@gibsondunn.com

June 21, 2021

VIA EDGAR

Jay Mumford

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Empower Ltd.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 11, 2021
File No. 333-255133

Dear Mr. Mumford:

On behalf of Empower Ltd. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 17, 2021 (the “Comment Letter”) with regard to Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-255133) filed by the Company on June 11, 2021 (“Amendment No. 2”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 2.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to Amendment No. 2. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 3 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 3”). We have enclosed a copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 3 in paper format, marked to show changes from Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-4

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets

a. Cash, page 85

1.	Please consider disclosure of the acquisition of AEM Performance Inc. as it relates to the impact the acquisition will have on pro forma cash and cash equivalents.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure to clarify that the impact of Holley’s $52 million acquisition of AEM Performance Inc. on April 14, 2021 is excluded from the Company’s tabular disclosure of the pro forma cash balance of New Holley because the acquisition occurred during the second quarter of Holley’s current fiscal year. The revised disclosure includes a cross-reference to “Note 14 (Subsequent Events)” in Holley’s unaudited condensed consolidated financial statements included elsewhere in the proxy statement/prospectus, where a further discussion of the acquisition is provided. Please see pages 85 and 86 of Amendment No. 3.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

Jay Mumford

June 21, 2021

*            *             *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/  Evan M. D’Amico

Evan M. D’Amico